OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5			214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
Tel: 1-604-417-4653 www.mirandagold.com			PHONE: (604) 803-4883 Fax: (604) 682-6318

MIRANDA and PRISM ANNOUNCE DRILL PROGRAM

TESTING EPITHERMAL SYSTEM AT CERRO ORO PROJECT, COLOMBIA

Vancouver, BC, Canada – April 27, 2016 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Prism Resources Inc. (“Prism”) (NEX: PRS.H) are pleased to announce a planned drill program for the Cerro Oro Project in Colombia. Prism is the funding partner and Miranda is the operator in joint venture. Four to five angle holes totaling 1,000 m are planned. Drilling is anticipated to begin before the end of May 2016.

Miranda has completed geologic mapping and extensive 2-meter channel sampling. Approximately 416 channel samples have been taken. Twenty percent of those samples assay greater than 0.2 g Au/t. Multiple sub-parallel one to two meter width veins are identified within an area of alteration greater than 1 sq km. Locally veins, vein wall rock, and rock unrelated to veins are significantly mineralized. Veins assay as high as 2m @ 12 g Au/t and wall rock and country rock where significantly mineralized assay from 0.5 to 3.0 g Au/t. Samples unrelated to veins have widths up to 6.5 m @ 1.98 g Au/t. These widths and assays come from a database including all rock types, containing assays ranging from non-detectable to 12 g Au/t, with a median value of approximately 0.150 g Au/t.

Outcrop exposure is limited to creek beds. Where accessible in several artisanal mines, veins have been mapped and sampled. Visible fine gold is common in crushed samples of both fresh rock and saprolite - artisanal miners recover gold from in-situ weathered rocks using hydraulic methods within two large drainages on the project.

Adularia in veins and vein-selvages, bladed replacement texture, and abundant stibnite (antimony sulfide) occurrences at Cerro Oro suggest a low-sulfidation epithermal gold system. Adularia and bladed textures are widely reported in geologic literature, related to fluid boiling that results in high-grade gold deposition in low sulfidation epithermal veins. Stibnite commonly occurs in a zoned distribution above gold in these veins.

Cerro Oro is 14 km southwest of the Marmato District. Marmato, an epithermal district with a greater than hundred year mining history, is an analog target for Cerro Oro, although Cerro Oro is thought to be exposed at a higher erosional level. Porphyry dacite stocks mapped at Cerro Oro are equivalent to the dacite porphyry hosting the veins at Marmato. At Cerro Oro, it is inferred that gold-bearing fluids flooded into the porous wall rocks from vein structures. Veins may be more robust at depth within competent dacite porphyry, while the porous rocks at surface are important for potential broad zones of lower grade mineralization.

Drilling on two profiles is designed to test several veins and intervening wall rock along a 600 m trend, where veins and country rock have the highest assay values. Both veins, and stockwork and disseminated mineralization will be tested by the same drill holes. The veins extend for approximately 2 km of strike, thus a larger drill program will be needed in the future.

Prism and Miranda are pleased to be drill-testing a low sulfidation epithermal system at Cerro Oro that has the potential for high-grade gold veins within broader zones of lower grade disseminated and fracture controlled mineralization.

Miranda controls approximately 1,100 hectares at Cerro Oro of which 711 hectares are controlled by a contract and the remainder through applications. The project is in the Caldas department 120 km south of Medellin.

Data disclosed in this press release, have been reviewed and verified by Miranda’s Chief Executive Officer, Joseph Hebert, C.P.G., and B.Sc. Geology, who is a Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Colombia and Alaska. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing economic risk and shareholder dilution. Miranda has ongoing relationships with Prism Resources, Inc., Montezuma Mines Inc., and Gold Torrent Inc.

About Prism

Prism Resources Inc. is a junior exploration corporation listed on the NEX board of the TSX Venture Exchange. Its focus is on earning its 70% interest in the Cerro Oro Project.

ON BEHALF OF THE BOARDS OF DIRECTORS OF BOTH MIRANDA AND PRISM

For more information related to Miranda:

Joe Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

For more information related to Prism contact:
Robert (Bob) Baxter
Prism Resources Inc.
+1-778-928-1864
Email: bbaxter@prismresourcesinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.